May 12, 2021


Pamela P. Chen, Esq.
Vice President & Assistant Secretary
Lord Abbett Funds
90 Hudson Street
Jersey City, NJ 07302

          Re: Lord Abbett Special Situations Income Fund, File Nos. 333-255294; 811- 23655

Dear Ms. Chen:

         We have reviewed the registration statement for Lord Abbett Special Situations Income Fund (the
   Fund   ), filed on Form N-2 with the Securities and Exchange Commission on
April 16, 2021, and have the
comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

    1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (See, Rule 163B under the
       Securities Act of 1933 (   Securities Act   )).

                                              COVER PAGE

    2. We note that the cover page is four pages long. Please consider revising the disclosure so that the cover page does not exceed two pages.

    Investment Strategy

    3. In the Investment Strategy section the disclosure states,    The Fund
may invest at every level of the
       capital structure, in securities across developed and emerging markets,
in    stressed    securities and
       in special situations.    The Fund has    special situations    in its
name; therefore, please state a policy
       of investing at least 80% of the Fund's assets in securities of issuers that the Fund deems to be
          special situations.    See, Rule 35d-1(a)(2)(i) under the Investment
Company Act of 1940 (the
          Investment Company Act   ).

    4. It appears that the Fund may hold a significant amount of covenant-lite loans. If so, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

         Pamela P. Chen, Esq.

              May 12, 2021

    Interval Fund/Repurchase Offers

    5. On page 3, add this disclosure as the last bullet:    An investor will
pay a sales load of up to [_]%
       and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate
       [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses."

                                       PROSPECTUS SUMMARY

    Investment Objective

    6. If the Fund   s investment objective may be changed without a
shareholder vote, please say so.
       Please also describe the Fund   s fundamental policies. See Item 8.2. of
Form N-2.

    Investment Strategies

    7. The disclosure in this sub-section states,    The Fund intends to be
optimally (emphasis added)
       positioned across asset classes, sectors and capital structure, without any explicit duration target or liquidity limitations, in order to maximize exposure to favored (emphasis added) industries and sectors, identify the strongest candidates within those industries or sectors, and select securities the
       Fund believes present the best risk/reward profiles.    Elaborate on how
the Fund will be "optimally"
       positioned and identify "favored" industries and sectors along with corresponding risk disclosure.

    8. Please disclose how the Fund will determine whether a country is an emerging market.

    9. Confirm that the Fund does not intend to issue preferred shares within one year from the effective date of the registration statement. Otherwise, please state that the Fund does intend to do so, and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

    Investment Process

    10. We note that    The Fund   s investment team may also consider
environmental, social, and
        governance (ESG) factors in investment decisions.    Please disclose
the Fund   s definition of ESG
        and its specific ESG area(s) of consideration.

    11. The Fund should also describe the criteria it uses in determining what issuers it considers to have
        ESG characteristics, consistent with its chosen ESG definition/focus. Please also disclose more
        explicitly: (1) whether the Fund   s ESG criteria are applied to every
investment it makes, or only to
        some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

    Principal Risks of the Fund
    Interest Rate Risk

    12. The disclosure on page 9 states, "The Fund may invest in any level of the capital structure of an issuer, including by investing in any class or tranche of mortgage-backed or asset-backed instruments. The rate of interest on an income-producing instrument may be fixed, floating, or variable." Please clarify that interest rate risk differs for fixed and floating rate instruments. In

            Pamela P. Chen, Esq.

                 May 12, 2021
        doing so, consider adding a risk factor related to floating/adjustable interest rate risk (e.g., risk of increased defaults if interest rates rise).

    Foreign and Emerging Market Company

    13. Please disclose the risks associated with (i) obtaining or enforcing a court judgement abroad; (ii)
        restrictions on foreign investment in other jurisdictions; and (iii) difficulties in effecting repatriation of capital. See Guide 9 of Form N-2.

                                     SUMMARY OF FUND EXPENSES

    14. The disclosure on page 2 of the Cover Page states, "The Fund may opportunistically add leverage to its portfolio by utilizing instruments such as reverse repurchase agreements, credit default swaps, dollar rolls or borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may also enter into other transactions that may give rise to a form of leverage.
        Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio." Confirm that the Fund does not intend to incur leverage during the first year. If the Fund does intend to incur leverage, please include an estimate for costs associated with leverage such as interest payments on borrowed funds.

    15. The Investment Strategies section discloses that the Fund "may engage in short sales." Confirm dividend and interest expense related to short sales will be included in the fee table.

    16. Please include the offering expenses in the fee table and disclose how such expenses will be amortized and over what period.

    17. Confirm that the fee waiver and/or expense reimbursement will be effective for at least one year from the effectiveness date of the registration statement. If the investment adviser is able to recoup waived fees, disclose the terms and conditions of the recoupment.

    Principal Risks of the Fund
    Loans, Participations and Assignments Risk

    18. Please disclose the risk that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

                                                     DISTRIBUTIONS

    19. Many investors may not fully understand a return of capital. Please clarify in the prospectus that:
        Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the fund is net profit.

    20. Please supplementally describe what circumstances might cause the Board to change the distribution policy.



             Pamela P. Chen, Esq.

                  May 12, 2021

                            STATEMENT OF ADDITIONAL INFORMATION

      21. On page 3-1, the disclosure describes the Fund   s fundamental policy
with respect to repurchase
          offers. Please describe any circumstances in which the Fund may postpone or fail to make a repurchase offer.

      22. In the Investment Restrictions sub-section on page 3-1, please disclose any fundamental policy of the Fund with respect to short sales, purchases on margin, and the writing of put and call options.
          See, Item 17.2.b of Form N-2.

                                           GENERAL COMMENTS

      23. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

      24. Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

      25. We remind you that the Fund and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.


Sincerely,


/s/ Deborah L. O   Neal


Deborah L. O   Neal

Senior Counsel
cc:       Keith A. OConnell, Branch Chief
          Michael J. Spratt, Assistant Director